UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________

FORM 12b-25

SEC File Number: 001-31825
CUSIP Number: 320771108

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
	☐	Form N-CSR
For Period Ended: March 31, 2011
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended: ______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable.

PART I  - REGISTRANT INFORMATION

The First Marblehead Corporation
Full Name of Registrant
Not applicable.
Former Name if Applicable
The Prudential Tower, 800 Boylston Street, 34th Floor
Address of Principal Executive Office (Street and Number)
Boston, Massachusetts 02199-8157
City, State and Zip Code

PART II  - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant will be delayed in the filing of its Form 10-Q for the quarterly period ended March 31, 2011 (the “Q3 Form 10-Q”) because of the need to restate the unaudited financial statements for the first two quarters of fiscal year 2011.

As reported in its Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2011 (the “Form 8-K”), the Registrant announced that on May 9, 2011 its board of directors (the “Board of Directors”), in consultation with management, the audit committee of the Board of Directors (the “Audit Committee”) and KPMG LLP, the Registrant’s independent registered public accounting firm, concluded that certain financial statements previously issued by the Registrant should no longer be relied upon.

In order to correct errors in the recording of certain non-cash items, as described below and in the Form 8-K, the Registrant will restate the unaudited financial statements contained in the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 (the “Q1 Form 10-Q”) and the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010 (the “Q2 Form 10-Q”).

Effective July 1, 2010, the Registrant adopted Accounting Standards Update (“ASU”) 2009-16, Transfers and Servicing (Topic 860)—Accounting for Transfers of Financial Assets (“ASU 2009-16”), and ASU 2009-17, Consolidation (Topic 810)—Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities (“ASU 2009-17”).  As a result, the Registrant consolidated 14 securitization trusts that were previously accounted for off-balance sheet.  The Registrant does not own any of the residual interests in 11 of the consolidated trusts (the “NCSLT Trusts”).  Under ASU 2009-17, the Registrant is nonetheless required to consolidate the NCSLT Trusts as a result of its additional structural advisory fee receivables from the NCSLT Trusts and its services provided to the NCSLT Trusts related to default prevention and collections management.

In the Q1 Form 10-Q and the Q2 Form 10-Q, the Registrant, in consultation with KPMG LLP, presented the equity interests in the NCSLT Trusts as “non-controlling interests” in the Registrant’s balance sheets, as a separate component of stockholders’ equity.  In addition, in its statements of operations, the Registrant allocated the net losses generated by the NCSLT Trusts to non-controlling interests.

On May 9, 2011, KPMG LLP reported to the Board of Directors and the Audit Committee that the Registrant’s allocations to non-controlling interests are not consistent with U.S. generally accepted accounting principles (“GAAP”).  Instead, under GAAP the NCSLT Trusts’ asset performance should be allocated to the Registrant until the trusts are deconsolidated or trust liabilities are extinguished.

As a result, the Board of Directors has determined that the Registrant will restate the unaudited financial statements contained in the Q1 Form 10-Q and the Q2 Form 10-Q, to eliminate the allocation of losses generated by the NCSLT Trusts to non-controlling interests in the Registrant’s statements of operations.  The restated financial statements to be included in the Q1 Form 10-Q and the Q2 Form 10-Q will also include non-cash adjustments to the Registrant’s net deferred tax asset.  The Registrant recognized certain deferred income tax benefits in the first and second quarters of fiscal 2011 for which a valuation allowance should have been applied. The deferred income tax benefits related primarily to federal income tax benefits for net operating loss carryforwards.

The Registrant, in consultation with KPMG, is seeking to complete the restatement process as expeditiously as possible.  The Registrant expects to file the restated Q1 Form 10-Q and the restated Q2 Form 10-Q, as well as the Q3 Form 10-Q, no later than May 16, 2011.

Due to the reasons described above, the Registrant could not have timely filed the Q3 Form 10-Q without unreasonable effort or expense, and the Q3 Form 10-Q is expected to be filed no later than the fifth calendar day following the prescribed due date.

PART IV  - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Kenneth Klipper, Managing Director and Chief Financial Officer	(800)	895-4283
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).      ☒ Yes     ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      ☒ Yes     ☐   No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant will increase the valuation allowances established in periods prior to July 1, 2010 in connection with certain deferred tax assets by approximately $27 million in fiscal 2009 and $25 million in fiscal 2010.  The affected deferred tax assets relate primarily to federal income tax benefits related to reserves established for certain state income tax liabilities and unrealized losses included in the Registrant’s financial statements for decreases in the estimated fair value of education loans held for sale by its indirect subsidiary UFSB Private Loan SPV, LLC (“UFSB-SPV”), which was deconsolidated effective July 1, 2010 upon the Registrant’s adoption of ASU 2009-16 and ASU 2009-17.  The adjusted valuation allowance of approximately $37 million pertaining to UFSB-SPV for prior periods was credited to retained earnings as of July 1, 2010, the effective date of the deconsolidation of UFSB-SPV.  The overall net effect to retained earnings as a result of these changes was approximately $16 million.

The First Marblehead Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 10, 2011	By:	/s/ Kenneth Klipper
Kenneth Klipper Managing Director and Chief Financial Officer